Exhibit 99.1

WNS Announces Departure of CFO, Appointment of New CFO

NEW YORK and MUMBAI, August 28, 2013 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of global Business Process Outsourcing (BPO) services, today announced that Mr. Deepak Sogani has stepped down as the company’s Chief Financial Officer (CFO) for personal reasons.  Mr. Sanjay Puria, WNS’s Corporate SVP – Finance, will assume the CFO role on a permanent basis with immediate effect.  Mr.  Puria, a Certified Public Accountant (CPA) and Chartered Accountant (CA), brings over 15 years of experience to the position, including over 10 years in the offshore services industry.  During his three years at WNS, Sanjay has managed several key finance functions including Corporate Strategy, Mergers and Acquisitions, Financial Planning and Analysis, and Strategic Business Development.

“We appreciate Deepak’s contributions as a member of WNS’s executive team, and wish him well in his future endeavors.  The company is pleased to have an excellent internal replacement and proven performer for this strategic role, and believe Sanjay is the right choice to lead the finance function and help continue to move WNS forward. We remain excited about our positioning and business momentum, and are confident in the financial and operational strength of the organization,” said Keshav R. Murugesh, CEO.

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process outsourcing company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics and Healthcare and Utilities. WNS delivers an entire spectrum of business process outsourcing services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. As of June 30, 2013, WNS had 26,178 professionals across 32 delivery centers worldwide including China, Costa Rica, India, Philippines, Poland, Romania, South Africa, Sri Lanka, United Kingdom and the United States. For more information, visit www.wns.com.

Safe Harbor Provision

This document includes information which may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events. Factors that could cause actual results to differ materially from those expressed or implied are discussed in our most recent Form 20-F and other filings with the Securities and Exchange Commission. WNS undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT:

Investors:	Media:
David Mackey SVP-Finance & Head of Investor Relations WNS (Holdings) Limited +1 201 942 6261 ir@wns.com	Sumi Gupta Public Relations WNS (Holdings) Limited +91 (22) 4095 2263 sumi.gupta@wns.com; pr@wns.com